SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2002

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [x]      Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]      No [x]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

SIGNATURES

Contact:

	Investors:	Kerry K. Calaiaro +1 212 837-0880 Email: calaiaro_ke@willis.com

News Release	Media:	Nicholas Jones +1 44 20 7488-8190 Email: jonesnr@willis.com

Dan Prince +1 212 837-0806 Email: prince_da@willis.com

WILLIS GROUP HOLDINGS LIMITED PRICES
SECONDARY OFFERING OF COMMON STOCK

London, U.K., May 15, 2002 - Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, announced that the secondary public offering by certain of its shareholders of 16,000,000 shares of common stock has been increased to 19,290,000 shares and priced at $28.25. Certain of the selling shareholders have also granted the underwriters an option to purchase up to 2,893,500 additional shares to cover over-allotments, if any. As requested by Willis, Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co. L.P. and the majority shareholder of Willis, The Chubb Corporation and Fisher Capital Corp. L.L.C. sold shares in the offering. Willis did not issue any shares of common stock in the offering. The effect of the secondary public offering will be to significantly increase the number of Willis shares that are publicly traded. Upon completion of the offering, Profit Sharing (Overseas) will own approximately 42% of the outstanding shares of Willis, assuming no exercise of the over-allotment option.

Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. served as joint bookrunning managers for the offering. Copies of the prospectus related to the offering may be obtained from Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 5th Floor, Brooklyn, NY 11220 (telephone: 718-765-6732) or J.P. Morgan Securities, 277 Park Avenue, New York, NY 10172 (telephone: 212-622-5219).

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 74 countries, its global team of 13,000 employees serves over 50,000 clients in 160 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. The offering of these securities is made only by means of a prospectus.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: May 16, 2002